# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LanzaTech Global, Inc., CIK 0001843724
CUSIP: 51655R101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8045 Lamon Avenue, Suite 400, Skokie, Illinois (IL), 60077
Date of event which requires filing of this statement: 05/07/2025
Filed by CIK 0001471809
Persons authorized to receive notices and communications: John Demeter, Khosla Ventures, 2128 Sand Hill Road, Menlo Park, California (CA), 94025, (650) 376-8500; Matt Stewart, Weil, Gotshal & Manges LLP, 201 Redwood Shores Pkwy #400, Redwood City, California (CA), 94065, (650) 802-3000

## Reporting persons
- Khosla Ventures III, L.P. (CIK 0001471809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 13,875,332; sole dispositive power 0; shared dispositive power 13,875,332; aggregate amount beneficially owned 13,875,332 (6% of the class)
  Comment: Row 13: Calculation of the percent is based on 197,900,285 shares of common stock, par value $0.0001 per share (the "Common Stock") outstanding as of April 21, 2025, as reported in the Issuer's Form 10-K/A filed on April 30, 2025 and 34,054,337 shares of Common Stock converted pursuant to the mandatory conversion provision of the Issuer's outstanding Convertible Notes due 2029, as reported in the Issuer's Current Report on Form 8-K, filed May 9, 2025.
- Khosla Ventures Associates III, LLC (CIK 0001501934): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 13,875,332; sole dispositive power 0; shared dispositive power 13,875,332; aggregate amount beneficially owned 13,875,332 (6% of the class)
  Comment: Row 13: Calculation of the percent is based on 197,900,285 shares of Common Stock outstanding as of April 21, 2025, as reported in the Issuer's Form 10-K/A filed on April 30, 2025 and 34,054,337 shares of Common Stock converted pursuant to the mandatory conversion provision of the Issuer's outstanding Convertible Notes due 2029, as reported in the Issuer's Current Report on Form 8-K, filed May 9, 2025.
- VK Services, LLC (CIK 0001501927): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 13,875,332; sole dispositive power 0; shared dispositive power 13,875,332; aggregate amount beneficially owned 13,875,332 (6% of the class)
  Comment: Row 13: Calculation of the percent is based on 197,900,285 shares of Common Stock outstanding as of April 21, 2025, as reported in the Issuer's Form 10-K/A filed on April 30, 2025 and 34,054,337 shares of Common Stock converted pursuant to the mandatory conversion provision of the Issuer's outstanding Convertible Notes due 2029, as reported in the Issuer's Current Report on Form 8-K, filed May 9, 2025.
- Vinod Khosla (CIK 0001032453): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 62,867,361; sole dispositive power 0; shared dispositive power 62,867,361; aggregate amount beneficially owned 62,867,361 (25% of the class)
  Comment: Row 13: Calculation of the percent is based on 197,900,285 shares of Common Stock outstanding as of April 21, 2025, as reported in the Issuer's Form 10-K/A filed on April 30, 2025, 34,054,337 shares of Common Stock converted pursuant to the mandatory conversion provision of the Issuer's outstanding Convertible Notes due 2029, as reported in the Issuer's Current Report on Form 8-K, filed May 9, 2025 (the "8-K"), and 20,000,000 shares of Common Stock underlying the Issuer's preferred stock designated as "Series A Convertible Senior Preferred Stock", par value $0.0001 per share (the "Preferred Stock") sold to an entity controlled by certain of the Reporting Persons on May 7, 2025, as reported in the Issuer's 8-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: LanzaTech Global, Inc.
Address of issuer's principal executive offices: 8045 Lamon Avenue, Suite 400, Skokie, Illinois (IL), 60077
Comment: This Amendment No. 1 ("Amendment No. 1") is filed by the undersigned Reporting Persons and amends the statement on Schedule 13D filed initially with the Securities and Exchange Commission on February 8, 2023 (the "Schedule 13D"), with respect to the Common Stock of LanzaTech Global, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Amendment No. 1 is supplemented as follows:
On May 7, 2025 (the "Closing Date"), the Issuer and an entity controlled by certain of the Reporting Persons (collectively, the "Purchaser"), entered into a Series A Convertible Senior Preferred Stock Purchase Agreement (the "Purchase Agreement") pursuant to which the Company agreed to issue and sell 20,000,000 shares of its Preferred Stock to the Purchase for an aggregate purchase price of $40,000,000 (the "Preferred Stock Issuance"), subject to certain closing conditions described therein. The Preferred Stock Issuance was consummated on the Closing Date. Each share of Preferred Stock is convertible into one fully-paid and non-assessable share of Common Stock. The Preferred Stock was acquired with working capital.

Further, the Certificate of Designation (the "Certificate of Designation") governing the Preferred Stock provides that, subject to certain exceptions described therein, the Company may not (i) consummate any financing; (ii) amend, alter or repeal its certificate of incorporation or its bylaws in a manner that adversely affects the Preferred Stock; (iii) create, authorize or issue new equity interests; (iv) increase or decrease the authorized number of shares of Common Stock or Preferred Stock; (v) purchase or redeem or pay or declare any dividend on any shares of the Company's capital stock; (vi) create, or hold capital stock in, non-wholly owned subsidiaries; (vii) change the number of votes entitled to be cast by directors; (viii) incur, or cause or permit any subsidiary to incur, indebtedness or liens; (ix) change in any material respect the compensation or benefits of any executive officer; (x) enter into certain related party transactions; (xi) sell, lease, transfer, exclusively license or dispose of certain material assets; (xii) consummate certain investments outside the ordinary course of business and (xiii) materially change the nature of the Company or its subsidiaries' businesses.

Pursuant to the Purchase Agreement, the Company also agreed to issue and sell to the Purchaser, no later than May 31, 2025, warrants (the "Warrants") to purchase an aggregate of 780,000,000 shares ("Warrant Shares") of Common Stock, of the Company, at an exercise price equal to $0.0000001 per Warrant Share (subject to adjustments in certain events, including the Reverse Stock Split (as defined below) and to be no less than par value of the Common Stock) and the other terms to be set forth in a warrant agreement (a form of which is attached as an exhibit to the Purchase Agreement) (the "Warrant Agreement"). Subject to the conditions set forth in the Warrant Agreement, the Warrants will not be exercisable unless and until, among other things, certain requisite stockholder approvals are obtained and the Company consummates either a Subsequent Financing (as defined below) or, with the Purchaser's consent, a financing that does not constitute a Subsequent Financing (an "Other Financing") (collectively, the "Conditions to Exercise"); provided, however, that if the Conditions to Exercise are satisfied, each Warrant will be deemed automatically exercised on a cashless, net-exercise basis at such time (the time immediately following such automatic exercise, the "Expiration Time"). The Warrant Agreement will terminate at the earlier of (i) the Expiration Time and (ii) May 7, 2026.

The Purchase Agreement also provides that, no later than 60 days (or 90 days if the staff of the Securities and Exchange Commission ("SEC") conducts a review of the applicable preliminary proxy statement) following the Closing Date, the Company will be required to convene a meeting of its stockholders to obtain stockholder approvals (collectively, the "Requisite Stockholder Approvals") with respect to: (i) the issuance of shares of Common Stock issuable upon conversion of the Preferred Stock, the exercise of the Warrants, and in connection with the Subsequent Financing (collectively, the "Issuable Common Shares") and to effect any "change of control" in connection with the foregoing, in accordance with the rules of The Nasdaq Stock Market LLC; (ii) an amendment the Company's certificate of incorporation to (a) effect a reverse stock split of the Common Stock (the "Reverse Stock Split") at a ratio mutually acceptable to the Company and the holders of a majority of the outstanding Preferred Stock (the "Majority Holders"), (b) authorize that number of shares of Common Stock that, taking into account the Reverse Stock Split, is sufficient to authorize and issue Issuable Common Shares, (c) set the par value of the Common Stock to an amount equal to the exercise price of the Warrants, and (d) provide that the Company's stockholders may take action by written consent; and (iii) the issuance of Common Stock in the Subsequent Financing at a price per share of $0.05 (subject to adjustment in certain events, including the Reverse Stock Split). The Purchaser has also agreed in the Purchase Agreement to vote all shares of Common Stock held by it prior to the Closing Date in favor of the Requisite Stockholder Approvals or, if there are insufficient votes in favor of granting the Requisite Stockholder Approvals, in favor of the adjournment of such meeting of the stockholders of the Company to a later date.

Subject only to obtaining the Requisite Stockholder Approvals, the Company also agreed to use its reasonable best efforts to consummate a bona fide financing pursuant to which the Company sells Common Stock to one or more accredited investors reasonably satisfactory to the Majority Holders, at a price per share of $0.05 (subject to adjustment in certain events, including the Reverse Stock Split), payable in cash, with an aggregate original issue price of not less than $35,000,000 and not more than $60,000,000, on terms and conditions reasonably satisfactory to the Majority Holders (the "Subsequent Financing"). The Purchase Agreement provides that the Subsequent Financing must be consummated, if at all, no later than 10 business days following receipt of the Requisite Stockholder Approvals.

On the Closing Date and in connection with the execution of the Purchase Agreement, the Company and the Purchaser entered into an Investors' Rights Agreement (the "Investors Rights Agreement") and a Registration Rights Agreement (the "Registration Rights Agreement"). The Investors Rights Agreement sets forth certain rights and obligations of the Purchaser, including the right to elect one director of the Company, the Purchaser's obligation to vote the Common Stock underlying its Preferred Shares in support of certain matters set forth therein, certain information rights and restrictions on transfer of the Preferred Shares. The Registration Rights Agreement grants the Purchaser customary registration rights with respect to the Preferred Shares and requires the Company to register for resale under the Securities Act of 1933, as amended, such shares within the deadlines set forth in the Registration Rights Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated by reference to this Item 4, and this Item 4 is supplemented as follows:
The shares of Preferred Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer's Common Stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer's Board of Directors (the "Board"), and may engage in further discussions with management, the Issuer's Board, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

In addition, the Reporting Persons may exercise their rights under the Investors Rights Agreement, the Registration Rights Agreement and the Certificate of Designation. Subject to the limitations set forth in the Certificate of Designations (including as it relates to the limitation of voting power prior to the Requisite Stockholder Approvals), each holder of Preferred Stock is entitled to cast three votes per each share of Common Stock into which the Preferred Stock are convertible. In addition, for so long as the Preferred Stock remains outstanding, the holders of the Preferred Stock are entitled to elect, voting together as a separate class and on an as-converted to Common Stock basis, one director on the Company's Board and to fill any vacancies with respect to such director.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of Schedule 13D is supplemented as follows:
The responses of the Reporting Persons to Rows 11 and 13 (including any related Comment) on the cover pages of this Amendment No. 1, as of May 9, 2025, are incorporated herein by reference. As of May 9, 2025, the Reporting Persons beneficially owned 62,867,361 shares of Common Stock in the aggregate, including 20,000,000 shares of Common Stock issuable upon conversion of the Preferred Stock, which represents 25.0% of the shares of the Common Stock outstanding, calculated pursuant to Rule 13d-3 under the Exchange Act, based on 197,900,285 shares of Common Stock outstanding as of April 21, 2025, as reported in the Issuer's Form 10-K/A filed on April 30, 2025, 34,054,337 shares of Common Stock converted pursuant to the mandatory conversion provision of the Issuer's outstanding Convertible Notes due 2029, as reported in the Issuer's Current Report on Form 8-K, filed May 9, 2025, and 20,000,000 shares of Common Stock issuable upon conversion of the Preferred Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is supplemented as follows:
The responses of the Reporting Persons to Rows 7, 8, 9, and 10 (including any related Comment) on the cover pages of this Amendment No. 1, as of May 9, 2025, are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Item 5(c) of Schedule 13D is supplemented as follows:

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 and Item 4 of this Schedule 13D is incorporated by reference into this Item 6.
The foregoing summaries of the Certificate of Designation, the Purchase Agreement, the Investors Rights Agreement and the Registration Rights Agreement and (collectively, the "Transaction Documents") do not purport to be complete and are qualified in their entirety by the full text of such Transaction Documents, copies of which are being filed as Exhibits 3.3, 10.1, 10.2 and 10.3, respectively, to this Amendment No. 1, and are incorporated by reference herein. The Transaction Documents are not intended to be a source of factual, business or operational information about the Company or its subsidiaries. The representations, warranties and covenants contained in the Transaction Documents were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the parties, including being qualified by disclosures for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Accordingly, investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
Number
3.3 Certificate of Designation of Series A Convertible Senior Preferred Stock, dated May 7, 2025 (incorporated by reference to Exhibit 3.3 to the Issuer's Current Report on Form 8-K filed May 9, 2025).
10.1 Series A Convertible Senior Preferred Stock Purchase Agreement, dated May 7, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed May 9, 2025).
10.2 Investor Rights' Agreement, dated May 7, 2025 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed May 9, 2025).
10.3 Registration Rights Agreement, dated May 7, 2025 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed May 9, 2025).

## Signatures
- Khosla Ventures III, L.P.: /s/ Vinod Khosla, Vinod Khosla, Managing Member (05/12/2025)
- Khosla Ventures Associates III, LLC: /s/ Vinod Khosla, Vinod Khosla, Managing Member (05/12/2025)
- VK Services, LLC: /s/ Vinod Khosla, Vinod Khosla, Managing Member (05/12/2025)
- Vinod Khosla: /s/ Vinod Khosla, Vinod Khosla (05/12/2025)